UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-39833

EZGO Technologies Ltd.

(Translation of registrant’s name into English)

Building #A, Floor 2, Changzhou Institute of Dalian University of Technology,

Science and Education Town,

Wujin District, Changzhou City

Jiangsu, China 213164

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously disclosed, on April 2, 2026, EZGO Technologies Ltd. (the “Company”) entered into a sales agreement (the “Sales Agreement”) with AC Sunshine Securities LLC, as sales agent in “at the market offerings” (the “ATM facility”), pursuant to which the Company may offer and sell from time to time up to US$100,000,000 of ordinary shares of no par value (the “Ordinary Shares”), under the Company’s effective shelf registration statement on Form F-3 (File No. 333-291823) and the related prospectus supplement dated April 8, 2026.

As of May 14, 2026, the Company issued an aggregate of 325,000,000 Ordinary Shares under the Sales Agreement, resulting in gross proceeds of approximately US$24,917,861. After payment of the sales agent commission of 3.0% of the gross proceeds and certain other offering expenses, the Company received net proceeds of approximately US$21,837,965. As of May 14, 2026, the company has 345,884,745 Ordinary Shares issued and outstanding.

As of May 14, 2026, the Company has approximately US$75,082,138 of remaining capacity available for sale under the ATM facility. The Sales Agreement remains in effect.

The Company expects to use the net proceeds from the ATM facility for general corporate purposes, including working capital, business development initiatives and capital expenditures, mostly for the R&D and sales channel expansion of the company's US subsidiary.

The information contained in this current report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-291823) and Registration Statement on Form S-8 (File No. 333-285024), as amended.

This current report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZGO Technologies Ltd.

By:	/s/ Jianhui Ye
Name:	Jianhui Ye
Title:	Chief Executive Officer

Date: May 22, 2026

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